

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 8, 2009

via U.S. mail and facsimile

Jerrold J. Pellizzon, Chief Financial Officer
Ceradyne, Inc.
3169 Red Hill Avenue
Costa Mesa, CA 92626

> **RE:** **Ceradyne, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2008**
> **Filed February 24, 2009**
> **Proxy Statement**
> **Filed April 23, 2009**
> **File No. 000-13059**

Dear Mr. Pellizzon:

We have reviewed your response letter dated September 1, 2009, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Results of Operations, page 46

1. We note your response to prior comment 4 with regard to your sales returns. In future filings, please revise your critical accounting policy and MD&A to clarify the amount of your sales return provision for each year presented and your historical experience with sales returns that lead you to conclude no allowance for sales returns is necessary, as you have done so in your response. Your current policy note on page 57 and your results of operations discussion on page 53 leads a reader to believe that returns are material and have significantly impacted operations.

Critical Accounting Policies and Estimates, page 57

2. Your response to prior comment 8 discusses your impairment test at December 31, 2008 under SFAS 142 and SFAS 144 as well as your interim analysis under SFAS 142 at June 30, 2009 for your Canadian reporting unit. Please revise future

filings to disclose the information that you have included in your response, as this information provides the reader with insight into how the reduction in sales volume to the U.S. government and the recent severe economic downturn has impacted all of your reporting units and provides a description of your testing mechanics, methods and assumptions.

3. We note that your Boron and Thermo reporting units, which carry a significant amount of long lived assets and goodwill, have experienced decreases in sales and profits over the past six months. To the extent that either of these reporting units have triggered or may trigger an interim impairment test under SFAS 142 and are at risk of failing step one of the impairment test, in future filings, please disclose the percentage by which fair value exceeded carrying value as of the most recent step-one test, a description of the key assumptions that drive fair value and provide a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

4. We note your response to prior comments 1 and 9 with regard to your automotive/diesel applications and we are still unclear on how the contraction of the global economy, specifically the automotive industry has not impacted your operations. Your response to prior comment 9 discusses how this contraction negatively impacted your sales volume and gross profit but did not result in any valuation adjustments to inventory. Considering the material nature of your inventory balance to your financials as a whole, please revise future filings, to quantify the amount of inventory that relates to your automotive/diesel applications. Further quantify in MD&A how the current economic environment has impacted your sales volumes and profit in this industry and if you anticipate further decreases in sales volume and profit or any adjustments to your inventory. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is "not reasonably likely to occur." Please note for future filings.

Definitive Proxy Statement

2008 Executive Officer Compensation Elements, page 9

5. We note your disclosure regarding prior comment 14, that the Chief Executive Officer and Chief Financial Officer will not earn a cash bonus under the bonus formulas described, unless the company earns at least $0.50 per fully diluted share in 2009. Tell us what the corporate targets and objects are for other senior executive officers. Clarify whether there are pre-established corporate objectives.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3711 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief